UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
NETFLIX, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
64110L106

(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		891,683 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		891,683 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

891,683 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		33,250 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,250 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

33,250 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		924,933 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		924,933 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

924,933 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		481,583 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		481,583 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

481,583 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

CAYMAN ISLANDS

	7	SOLE VOTING POWER:

NUMBER OF		3,798 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,798 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,798 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		485,381 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		485,381 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

485,381 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		91,198 SHARES OF COMMON STOCK (A) (B)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,410,314 SHARES OF COMMON STOCK (B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		91,198 SHARES OF COMMON STOCK (A) (B)

WITH	10	SHARED DISPOSITIVE POWER:

1,410,314 SHARES OF COMMON STOCK (B)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,501,512 SHARES OF COMMON STOCK (A) (B)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Includes options issued under the 2002 Stock Option Plan and held directly by the Reporting Person that are immediately exercisable into a total of 13,773 shares of common stock.
(B) Please see Item 5.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		37,713 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,410,314 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		37,713 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

1,410,314 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,448,027 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		12,928 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		485,381 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		12,928 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

485,381 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

498,309 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		5,010 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		485,381 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,010 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

485,381 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

490,391 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: WILLIAM J.G. GRIFFITH IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		7,911 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		485,381 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,911 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

485,381 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

493,292 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		485,381 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

485,381 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

485,381 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

LESS THAN 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Please see Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on February 3, 2011, (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) TCV VI, L.P., a Delaware limited partnership (“TCV VI”), (5), TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (6) Technology Crossover Management VI, L.L.C, a Delaware limited liability company (“Management VI”), (7) Jay C. Hoag (“Mr. Hoag”), (8) Richard H. Kimball (“Mr. Kimball”), (9) John L. Drew (“Mr. Drew”), (10) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (11) William J.G. Griffith IV (“Mr. Griffith”), and (12) Robert W. Trudeau (“Mr. Trudeau”) owned directly and/or indirectly the following shares of the common stock (the “Common Stock”) of Netflix, Inc. (the “Company”):

		Percentage of Outstanding
Name of Investor	Number of Total Shares	Shares(*)
TCV IV	891,683	1.7%
Strategic Partners IV	33,250	Less than 1%
Management IV	924,933	1.8	%(**)
TCV VI	481,583	Less than 1%
Member Fund	3,798	Less than 1%
Management VI	485,381	Less than 1	%(**)
Mr. Hoag	1,501,512	2.8	%(**)(***)
Mr. Kimball	1,448,027	2.7	%(**)(****)
Mr. Drew	498,309	Less than 1	%(**)(*****)
Mr. Reynolds	490,391	Less than 1	%(**)(******)
Mr. Griffith	493,292	Less than 1	%(**)(*******)
Mr. Trudeau	485,381	Less than 1	%(**)

(*)	All percentages in this table are based on 52,781,949 shares of Common Stock of the Company outstanding as of December 31, 2010, and as reported on the Company’s Form 8-K filed with the Securities and Exchange Commission on January 26, 2011.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(***)	Includes 13,773 options issued to Mr. Hoag under the 2002 Stock Option Plan that are immediately exercisable. Also includes 67,297 shares held by the Hoag Family Trust U/A Dtd 8/2/94 and 10,128 shares held by Hamilton Investments Limited Partnership.

(****)	Includes 37,298 shares held by the Kimball Family Trust Uta Dtd 2/23/94 and 415 shares held by Goose Rocks Beach Partners, L.P.

(*****)	Includes 12,928 shares held by the Drew Family Trust dated 10/5/2004.

(******)	Includes 5,010 shares held by the Reynolds Family Trust

(*******)	Includes 7,911 shares held by the Griffith Family 2004 Trust
Each of TCV IV, Strategic Partners IV, TCV VI and Member Fund (collectively, the “Funds” and individually, the “Fund”) has the sole power to dispose or direct the disposition of the shares held by such Fund and has the sole power to direct the voting of its respective shares held by such Fund.
Management IV, as the general partner of the TCV IV and Strategic Partners IV (the “TCV IV Funds”), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV IV Funds and have the sole power to direct the vote of the shares held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the Funds of which Management IV is the general partners to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by the TCV IV Funds as well as to have the shared power to vote or direct the vote of the respective shares of Common Stock held by the TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by Management IV and the TCV IV Funds except to the extent of their respective pecuniary interest therein.
Management VI, as the general partner of TCV VI and a general partner of the Member Fund (collectively with TCV VI, the “TCV VI Funds”), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV VI Funds and have the sole power to direct the vote of the shares held by the TCV VI Funds. Management VI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs Hoag, Kimball, Drew, Reynolds, Griffith and Trudeau (collectively, the “Management VI Members”) are Class A Members of Management VI. Under the operating agreement of Management VI, the Class A Members have the shared power to dispose or direct the disposition of the shares held by TCV VI Funds and the shared power to direct the vote of the shares held by the TCV VI Funds. Each of the Management VI Members disclaims beneficial ownership of the securities owned by Management VI and the TCV VI Funds except to the extent of his respective pecuniary interest therein.
Mr. Hoag has the sole power to dispose and direct the disposition of the shares of Common Stock received upon exercise of his options and the sole power to direct the vote of his shares of Common Stock received upon exercise of his options; however, TCMI, Inc. has a right to 100% of the pecuniary interest in such options or the shares to be received upon the exercise of such options. Mr. Hoag is a stockholder and director of TCMI, Inc. and disclaims beneficial ownership of such options or the shares to be received upon the exercise of such options except to the extent of his pecuniary interest therein.
Mr. Hoag is a trustee of the Hoag Family Trust U/A Dtd 8/2/94 (“Hoag Trust”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Hoag Trust. Mr. Hoag disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Mr. Hoag is the sole general partner and a limited partner of Hamilton Investments Limited Partnership (“Hamilton Investments”) and may be deemed to have the sole power to dispose or direct the disposition of the shares by Hamilton Investments. Mr. Hoag disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Mr. Kimball is a trustee of the Kimball Family Trust Uta Dtd 2/23/94 (“Kimball Trust”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Kimball Trust. Mr. Kimball disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Mr. Kimball is a general partner of Goose Rocks Beach Partners, L.P. (“Goose Rocks”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by Goose Rocks. Mr. Kimball disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Mr. Drew is a trustee of the Drew Family Trust dated 10/5/2004 (“Drew Trust”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Drew Trust. Mr. Drew disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Mr. Reynolds is a trustee of the Reynolds Family Trust (“Reynolds Trust”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Reynolds Trust. Mr. Reynolds disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Mr. Griffith is a trustee of the Griffith Family 2004 Trust (“Griffith Trust”) and may be deemed to have the sole power to dispose or direct the disposition of the shares held by the Griffith Trust. Mr. Griffith disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Mr. Hoag received the following option grants:

	Number of
	Options
Date of Grant	Granted	Exercise Price
1/3/2011	280	$178.41
2/1/2011	235	$212.90
On January 15, 2011, the Griffith Trust gifted 350 shares for no consideration.
On February 1, 2011, as part of an in-kind pro-rata distribution to partners, the funds listed below distributed the following shares to their limited partners and general partners, without consideration:

Name of Investor	Shares Distributed
TCV IV	891,682 (	*)
Strategic Partners IV	33,250 (	**)
TCV VI	240,792 (	***)
Member Fund	1,899 (	****)

(*)	This includes 171,669 shares distributed to Management IV.

(**)	This includes: (i) 55 shares distributed to Management IV, (ii) 3,431 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee, and (iii) 3,798 shares distributed to the Kimball Trust, of which Mr. Kimball is a trustee. Messrs. Hoag and Kimball disclaim beneficial ownership of the shares held by the Hoag Trust and the Kimball Trust, respectively, except to the extent of their respective pecuniary interests therein.

(***)	This includes 2,407 shares distributed to Management VI.

(****)	This includes: (i) 263 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee, (ii) 88 shares distributed to Hamilton Investments, of which Mr. Hoag is the sole general partner and a limited partner, (iii) 310 shares distributed to the Kimball Trust, of which Mr. Kimball is a trustee, (iv) 266 shares distributed to the Drew Trust, of which Mr. Drew is a trustee, (v) 266 shares distributed to the Reynolds Trust, of which Mr. Reynolds is a trustee, (vi) 266 shares distributed to the Griffith Trust, of which Mr. Griffith is a trustee, and (vii) 133 shares distributed to Mr. Trudeau. Messrs. Hoag, Kimball, Drew, Reynolds and Griffith disclaim beneficial ownership of the shares held by the Hoag Trust and Hamilton Investments, the Kimball Trust, the Drew Trust, the Reynolds Trust and the Griffith Trust, respectively, except to the extent of their respective pecuniary interests therein.
On February 1, 2011, Management IV made an in-kind distribution of 171,724 shares of Common Stock of the Company to its members, without consideration. This includes the following:
45,250 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee. Mr. Hoag disclaims beneficial ownership of the shares held by the Hoag Trust except to the extent of his pecuniary interest therein.
9,923 shares distributed to Hamilton Investments, of which Mr. Hoag is the sole general partner and a limited partner. Mr. Hoag disclaims beneficial ownership of the shares held by Hamilton Investments except to the extent of his pecuniary interest therein.
33,190 shares distributed to the Kimball Trust, of which Mr. Kimball is a trustee. Mr. Kimball disclaims beneficial ownership of the shares held by the Kimball Trust except to the extent of his pecuniary interest therein.
12,662 shares distributed to the Drew Trust, of which Mr. Drew is a trustee. Mr. Drew disclaims beneficial ownership of the shares held by the Drew Trust except to the extent of his pecuniary interest therein.
18,751 shares distributed to the Reynolds Trust, of which Mr. Reynolds is a trustee. Mr. Reynolds disclaims beneficial ownership of the shares held by the Reynolds Trust except to the extent of his pecuniary interest therein.
7,289 shares distributed to the Griffith Trust, of which Mr. Griffith is a trustee. Mr. Griffith disclaims beneficial ownership of the shares held by the Griffith Trust except to the extent of his pecuniary interest therein.
On February 1, 2011, Management VI made an in-kind distribution of 2,407 shares of Common Stock of the Company to its members, without consideration. This includes the following:
353 shares distributed to the Hoag Trust, of which Mr. Hoag is a trustee. Mr. Hoag disclaims beneficial ownership of the shares held by the Hoag Trust except to the extent of his pecuniary interest therein.
117 shares distributed to Hamilton Investments, of which Mr. Hoag is the sole general partner and a limited partner. Mr. Hoag disclaims beneficial ownership of the shares held by Hamilton Investments except to the extent of his pecuniary interest therein.
415 shares distributed to Goose Rocks, of which Mr. Kimball is a general partner. Mr. Kimball disclaims beneficial ownership of the shares held by Goose Rocks except to the extent of his pecuniary interest therein.
356 shares distributed to Drew Family Partners (“Drew Partners”), of which Mr. Drew is a partner. Mr. Drew disclaims beneficial ownership of the shares held by Drew Partners except to the extent of his pecuniary interest therein.

356 shares distributed to the Reynolds Trust, of which Mr. Reynolds is a trustee. Mr. Reynolds disclaims beneficial ownership of the shares held by the Reynolds Trust except to the extent of his pecuniary interest therein.
356 shares distributed to the Griffith Trust, of which Mr. Griffith is a trustee. Mr. Griffith disclaims beneficial ownership of the shares held by the Griffith Trust except to the extent of his pecuniary interest therein.
178 shares distributed to Mr. Trudeau.
On February 2, 2011, the following sold the number of shares at the prices listed below in open market transactions:

Name of Investor	Date Sold	Shares Sold	Price
Reynolds Trust	2/2/2011	14,646	$212.0333
Mr. Trudeau	2/2/2011	311	$208.7200
Drew Partners	2/2/2011	356	$211.5529
On February 2, 2011, Mr. Hoag exercised the following options at the exercise prices set forth below, and then sold these 9,500 shares in open market transactions on February 2, 2011, at a weighted average exercise price of $211.0588 per share.

Exercise
Number of Options	Price
1,292	$30.94
1,095	$36.51
1,290	$31.00
1,295	$30.89
1,297	$30.84
1,083	$36.95
1,164	$34.35
984	$40.62
(d). Not applicable.
(e). The reporting persons ceased to be owners of more than five percent (5%) of the Common Stock of the Company on February 1, 2011.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D/A relating to the common stock of Netflix, Inc. filed on August 7, 2006)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 4, 2011

TCV IV, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV VI, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS JR.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

ROBERT W. TRUDEAU
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D/A relating to the common stock of Netflix, Inc. filed on August 7, 2006)
Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Interactive Brokers Group, Inc. filed on July 10, 2009)